K R A M E R   L E V I N   N A F T A L I S   &   F R A N K E L   l l p

George M. Silfen
Partner
Phone 212-715-9522
GSilfen@KRAMERLEVIN.com

February 2, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bluepoint Investment Series Trust (the “Trust”) (File No. 811-22723)

Ladies and Gentlemen:

On behalf of the Trust, we attach for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the following:

1.	A copy of the executed fidelity bond for the Trust (Exhibit A); and

2.	A copy of the resolutions of a majority of the independent trustees approving the form and amount of the fidelity bond (Exhibit B).

Premiums for the fidelity bond have been paid for the period ending January 14, 2017. If you have any questions regarding this filing, please call me at (212) 715-9522.

Very truly yours,

/s/ George M. Silfen

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Exhibit A

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)
Insuring Company: FEDERAL INSURANCE
COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281MD (Ed. 06/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281MD (Ed. 06/2015)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Chubb Group of Insurance Companies	DECLARATIONS
15 Mountain View Road, Warren, New Jersey 07059	FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82364038

BLUEPOINT TRUST
350 MADISON AVENUE, 9TH FLOOR	FEDERAL INSURANCE COMPANY
NEW YORK, NY 10017	Incorporated under the laws of Indiana a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	January 14, 2016
		to	12:01 a.m. on	January 14, 2017

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT

1.	Employee		$1,000,000		$0.00
2.	On Premises		$1,000,000		$0.00
3.	In Transit		$1,000,000		$0.00
4.	Forgery or Alteration		$1,000,000		$0.00
5.	Extended Forgery		$1,000,000		$0.00
6.	Counterfeit Money		$1,000,000		$0.00
7.	Threats to Person		$1,000,000		$0.00
8.	Computer System	$	NOT COVERED	$	N/A
9.	Voice Initiated Funds Transfer Instruction		$1,000,000		$0.00
10.	Uncollectible Items of Deposit		$1,000,000		$0.00
11.	Audit Expense		$1,000,000		$0.00

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228	14-02-19952	17-02-2437
14-02-14839	17-02-0735	17-02-2863

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by	January 13, 2016
Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: January 14, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	1

	To be attached to and form a part of Policy No.	82364038

Issued to: BLUEPOINT TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: January 14, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	2

	To be attached to and form a part of Bond No.	82364038

Issued to: BLUEPOINT TRUST

NEW YORK AMENDATORY ENDORSEMENT – LATE NOTICE

In consideration of the premium charged, it is agreed that:

(1)	Subject to the terms and conditions of this insurance, failure to provide notice of a Claim pursuant to the reporting and/or notice provisions of this policy shall not invalidate any coverage that would have otherwise been available unless the failure to provide such timely notice has prejudiced the Company; except as provided in paragraph (2) below.

(2)	Failure to provide notice of a Claim pursuant to the reporting and/or notice provisions of this policy shall not invalidate any coverage if it is shown that it was not reasonably possible to give such notice within the prescribed time, and that such notice was given as soon as reasonably possible thereafter.

(3)	The burden of proving prejudice for failure to provide timely notice shall be on:

	(a)	the Company if the notice was provided within two (2) years of the time required under this policy; or

	(b)	the Insured, injured person, or claimant if the notice was provided more than two (2) years after the time required under this policy.

(4)	Notwithstanding the above paragraph, an irrebuttable presumption of prejudice shall apply if, prior to notice:

	(a)	the Insured’s liability has been determined by a court of competent jurisdiction or by binding arbitration; or

	(b)	the Insured has entered into any settlement or other compromise.

(5)	Except as expressly set forth in this endorsement, nothing herein shall be construed:

	(a)	to amend provisions in the policy stating that claims shall be made during the Policy Period, any renewal thereof, or any extended reporting period; or

	(b)	to duplicate coverage under multiple policy periods.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-14839 (2/2009)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: January 14, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	3

	To be attached to and form a part of Bond No.	82364038

Issued to: BLUEPOINT TRUST

NEW YORK AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.	Any reference in the policy to the Superintendent of Insurance is hereby deleted and replaced with the Superintendent of Financial Services.

2.	Any reference in the policy to the Insurance Department is hereby deleted and replaced with the Department of Financial Services.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-19952 (05/2013)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No:	4

Bond Number:	82364038

NAME OF ASSURED: BLUEPOINT TRUST

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this Bond for the period January 14, 2016 to January 14, 2017 is:

Premium: Three thousand dollars ($3,000.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on January 14, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 13, 2016	By
Authorized Representative

ICAP Bond
Form 17-02-0735 (Rev. 1-97)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: January 14, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	5

	To be attached to and form a part of Bond No.	82364038

Issued to: BLUEPOINT TRUST

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.:	6

Bond Number:	82364038

NAME OF ASSURED: BLUEPOINT TRUST

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

1.	Nonpayment of premium;

2.	Conviction of a crime arising out of acts increasing the hazard insured against ;

3.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

4.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

5.	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY’s objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 1

6.	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’s policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7.	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY.”

2.	By adding a new Section reading as follows:

“Section 17. Election To Conditionally Renew / Nonrenew This Bond

Conditional Renewal

If the COMPANY conditionally renews this Bond subject to:

1.	Change of limits of liability ;

2.	Change in type of coverage;

3.	Reduction of coverage;

4.	Increased deductible;

5.	Addition of exclusion; or

6.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal

1.	If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

a.	The expiration date; or

b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 2

2.	Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3.	By adding to General Agreement B., Representations Made By Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY’S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on January 14, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 13, 2016	By
Authorized Representative

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 3

Exhibit B

CERTIFICATE OF SECRETARY

I, Jennifer Shufro, Secretary of Bluepoint Investment Series Trust (the “Trust”), hereby certify that the following resolutions have been adopted by the Board of Trustees of the Trust (the “Board”) at a meeting duly called and held on November 11, 2015 at which a quorum was present and acting throughout:

RESOLVED, That the Board, including all of the members of the Board who are not “interested persons,” as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), of the Fund (the “Independent Trustees”), hereby determines that the Fidelity Bond issued by Federal Insurance Company of the Chubb Group of Insurance Companies covering any employee of the “insured,” as such term is defined by the fidelity bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, in the amount of $1,000,000 (the “Fidelity Bond”), is reasonable in form and amount, after having given due consideration to the value of the assets of the Fund, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities that are or will be held by the Fund; and further

RESOLVED, That the total amount of coverage under the Fidelity Bond is at least equal to the amount of coverage required to be provided and maintained pursuant to Rule 17g-1(d)(1); and further

RESOLVED, That the Board, including all of the Independent Trustees, hereby approves the renewal of the Fidelity Bond and authorizes the payment by the Trust of a maximum annual premium on the Fidelity Bond of $4,500, after giving due consideration to all relevant factors; and further

RESOLVED, That in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1, the proper officers of the Fund be, and hereby are, authorized to take such actions as may be necessary to obtain an increase in the amount of the Fidelity Bond coverage to comply with such requirements; and further

RESOLVED, That Greg Jakubowsky, or any officer of the Fund, or his or her designee, including The Bank of New York Mellon, be, and hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund, as required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 2nd day of February, 2016.

/s/ Jennifer Shufro
Jennifer Shufro
Secretary